Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 and for the three months ended March 31, 2020 and 2021. The financial statements included have been prepared in accordance with U.S. GAAP.

The following discussion and analysis contain certain forward-looking statements that reflect our current views with respect to future events and financial performance. These statements are based on our assumptions and analysis in light of our experience and perception of historical trends, current conditions and expected future developments, as well as factors that we believe are appropriate under the circumstances. However, whether actual outcomes and developments will meet our expectations and predictions depend on a number of risks and uncertainties some of which are beyond our control.

When using the terms “we,” “us,” “our,” the “Company,” the “Group” and words of similar import, we are referring to Chindata Group Holdings Limited itself, or to Chindata Group Holdings Limited and its consolidated subsidiaries, as the context requires.

Unless otherwise stated here, all translations from Renminbi amounts to U.S. dollars in this Exhibit were made at the rate of RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020, except that all translations from Renminbi amounts to U.S. dollars as of and for the three months ended March 31, 2021 here were made at the rate of RMB6.5518 to US$1.00, the noon buying rate on March 31, 2021, each as set forth in the H.10 statistical release of the Federal Reserve Board. All such translations in this Exhibit are provided solely for your convenience and no representation is made that the Renminbi amounts referred to herein have been, could have been or could be converted into U.S. dollars, or vice versa, at any particular rate, or at all. All amounts converted into U.S. dollars contained in this Exhibit are unaudited and for reference purposes only.

OVERVIEW

We are the leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, focusing on the China, India and Southeast Asia markets. Our data centers are highly integrated, specialized and mission-critical infrastructure used by our clients to analyze, manage and store their most important data, business systems and processes. We are a first mover in building next-generation hyperscale data centers in the markets we serve. Our client base includes leading technology companies such as ByteDance. Our clients benefit from our integrated platform to support and grow their business internationally. We operated 11 hyperscale data centers and two wholesale data centers in China and one hyperscale data center in Malaysia, and were constructing five data centers in China, one data center in Malaysia and one data center in India as of March 31, 2021.

Our modern world is powered by data collection, analysis and storage. Data serves as the foundation for modern-day technologies and services, including artificial intelligence, cloud computing, smart cities and homes, online entertainment and other on-demand services. Mass application and continuous development of these new technologies require a new generation of hyperscale data center—one that can provide fast delivery of scalable, cost-effective and flexible infrastructure.

Our next-generation hyperscale data centers are large, centralized, standardized and modular, capable of supporting a variety of IT infrastructure for leading technology companies. They also represent a new approach to designing and operating data centers to handle complex and high-volume data processing and analytics. Compared to traditional data centers, our next-generation hyperscale data centers provide many advantages and offer unique value propositions to clients. They are generally located on the outskirts of major cities with supply and cost advantages in land, power and other core elements to provide scalability and cost efficiency, as well as proximity advantages for low latency. As a result, our hyperscale data center solutions can achieve fast delivery, lower costs and better performance. Our successful track record demonstrates that our hyperscale data center solutions effectively fulfill the elastic and scaling demand of our clients, many of whom are in stages of rapid growth. As of March 31, 2021, hyperscale data centers accounted for 95.4% of our 337 MW capacity in service.

Our clients choose us as a long-term partner because we provide them with excellent and cost-effective data center solutions that meet or exceed world-class standards. Our data centers in service and under construction are strategically located in and around tier 1 cities in China, such as Beijing, Shanghai and Shenzhen, and Mumbai and Kuala Lumpur. We are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground for the site. Our solutions help our clients grow their businesses quickly and sustainably. Our hyperscale data center clients typically sign with us contracts of five to ten years, offering us high business visibility and certainty.

We offer end-to-end project management and operations by leveraging our in-house planning, design, construction, and maintenance capabilities. Together with our strong research and development and design expertise and highly efficient supply chain management capabilities, we promptly respond to client needs to construct and operate high-quality and cost-efficient next-generation hyperscale data centers. We rely on our 231 approved and pending patents to rapidly design and construct modules meeting a variety of demand from clients in different industries. Our proprietary modular design solutions and the application of original design manufacturing, or ODM, through which we engage vendors to manufacture our licensed modules, provide us with a significant cost advantage.

We have experienced rapid growth in recent years. We operated two, six, ten and 11 hyperscale data centers in China as of December 31, 2018, 2019, 2020 and March 31, 2021, respectively, and one hyperscale data center in Malaysia as of each such date. Our data center capacity in service reached 82 MW as of December 31, 2018, 193 MW as of December 31, 2019, 291 MW as of December 31, 2020 and 337 MW as of March 31, 2021, 76%, 87%, 87% and 90% of which was contractually committed capacity, respectively. We had an additional 154 MW capacity under construction as of March 31, 2021.

Our total revenues increased from RMB98.5 million for the year ended December 31, 2018 to RMB853.0 million for the year ended December 31, 2019, and further increased to RMB1,831.1 million (US$280.6 million) for the year ended December 31, 2020. Our total revenues for the three months ended March 31, 2021 was RMB643.4 million (US$98.2 million), as compared to RMB392.5 million for the same period in 2020. Our net loss increased from RMB138.2 million for the year ended December 31, 2018 to RMB169.7 million for the year ended December 31, 2019, and further increased to RMB283.3 million (US$43.4 million) for the year ended December 31, 2020. Our net income for the three months ended March 31, 2021 was RMB58.2 million (US$8.9 million), as compared to net loss of RMB14.1 million for the same period in 2020. Our adjusted EBITDA was RMB297.5 million in 2019, compared to adjusted loss before interest, tax, depreciation and amortization of RMB20.2 million in 2018, and our adjusted EBITDA further increased to RMB852.2 million (US$130.6 million) in 2020. Our adjusted EBITDA was RMB307.8 million (US$47.0 million) for the three months ended March 31, 2021, as compared to adjusted EBITDA of RMB180.6 million for the same period in 2020. We derive a significant portion of revenues from two clients, ByteDance and Wangsu. Wangsu has ceased to be a related party of our Company since the completion of our IPO on October 2, 2020. In 2019 and 2020, revenues from ByteDance accounted for 68.2% and 81.7% of our total revenues, respectively, and Wangsu accounted for 11.1% and 5.9% of our total revenues, respectively.

OUR DATA CENTERS

We design, build and operate hyperscale data centers in China, Malaysia and India. In China, we operated 11 hyperscale data centers with capacity in service of 301 MW as of March 31, 2021. In Malaysia, we operated one hyperscale data center in Cyberjaya, Selangor Darul Ehsan with capacity in service of 20 MW as of March 31, 2021. As of March 31, 2021, our hyperscale data centers accounted for 95.4% of our 337 MW capacity in service, and our construction cost per MW of data center capacity in service is less than US$3 million per MW. For the three months ended March 31, 2021, our total power consumption was 348 million kilowatt hours and our average PUE was 1.19. In addition, we also operate two wholesale data centers with capacity in service of 16 MW in China. Our next-generation hyperscale data centers are characterized by their centralization of resources, standardization of infrastructure development and modular design philosophy, achieving high performance, operating efficiency, scalability and cost effectiveness.

Centralization. Our hyperscale data centers centralize and integrate resources to satisfy needs of different clients at the same location, realizing economies of scale and reducing costs. Our hyperscale data centers are typically located at strategic locations surrounding metropolitan areas where energy, connectivity and clients’ business demand intersect. Our data centers are highly reliable with cost-efficient power supply and carrier-neutral connectivity. Leveraging our hyperscale capacity, high-speed optical fiber connection and close proximity to major cities, we can provide high performance connectivity to our clients with low latency at lower costs. We believe that our centralization efforts also have the added effect of spurring the infrastructure and economic development of areas surrounding our hyperscale data center campuses.

Standardization. Our standardized hyperscale data centers can achieve economies of scale with predictable and manageable costs. Our direct supply chain management approach enables us to develop hyperscale data centers without the need of a general contractor and achieve more efficient standardization through our direct management. In addition to focusing on the construction of individual data centers, we also plan and design standardized fundamental infrastructure for the entire hyperscale data center campuses, covering power distribution networks, telecommunication networks, building infrastructure and other public facilities and infrastructure within the campus.

Modularity. Our hyperscale data centers in China are built on pre-engineered, pre-fabricated and standardized modules. Our modular design philosophy is applied at different levels ranging from our components and server rooms to building shells and campuses, enabling quick construction and delivery. This approach also allows for gradual build-up of the infrastructure to match the demand of our clients, which greatly reduces capital expenditures and defers investment until as late as possible. Leveraging our strong design and research capabilities, we typically provide designs based on our patents to our ODMs and cooperate closely with them in the module research and manufacturing process for our projects in China. Our pre-fabricated modules are built with precise specifications in a controlled factory environment which results in improved reliability and more predictable data center performance and allows simple and fast deployment. Built on our modular design principle, our hyperscale data centers in China are highly customizable, flexible and scalable to address our clients’ evolving capacity and technical requirements.

Note: as of March 31, 2021

We operated two, six, ten and 11 hyperscale data centers in China as of December 31, 2018, 2019, 2020 and March 31, 2021, respectively, one hyperscale data center in Malaysia as of each such date and two wholesale data centers as of March 31, 2021. Our data center capacity in service reached 82 MW, 193 MW, 291 MW and 337 MW as of December 31, 2018, 2019, 2020 and March 31, 2021, respectively, 76%, 87% , 87% and 90% of which was contractually committed capacity, respectively.

The following table sets forth details concerning our data centers in service as of March 31, 2021:

Data Center	Type	Leased/ Owned	IT Capacity in Service (MW)	Contracted IT Capacity (MW)	IoI IT Capacity	Utilized IT Capacity (MW)
Greater Beijing Area, China
CN01	Hyperscale	Owned	36	36	—	36
CN02	Wholesale	Leased	11	8	—	8
CN03	Hyperscale	Owned	17	17	—	17
CN04	Hyperscale	Owned	28	27	—	27
CN05	Hyperscale	Owned	23	21	—	21
CN06	Hyperscale	Owned	29	28	3	27
CN07	Hyperscale	Owned	29	27	—	27
CN08	Hyperscale	Owned	51	51	—	39
CN09	Hyperscale	Owned	45	39	—	2
CN10	Hyperscale	Owned	3	3	—	3
CN11-A	Hyperscale	Owned	23	23	—	18

Yangtze River Delta Area, China
CE01	Hyperscale	Owned	18	4	3	4

Greater Bay Area, China
CS01	Wholesale	Leased	5	3	—	3

Malaysia
MY0102	Hyperscale	Owned	20	16	—	7

Total			337	304	3	238

The following table sets forth details concerning our data centers under construction as of March 31, 2021:

Data Center	Type	Leased/ Owned	Designed IT Capacity (MW)	Contracted IT Capacity	IoI IT Capacity (MW)
Greater Beijing Area, China
CN11-B	Hyperscale	Owned	23	23	—
CN11-C	Hyperscale	Owned	57	57	—
CN12	Hyperscale	Owned	6	—	3
CN13	Hyperscale	Leased	13	—	13
Yangtze River Delta Area, China
CE02	Hyperscale	Owned	19	—	—
Malaysia
MY03	Hyperscale	Owned	16	8	—
India
BBY01	Hyperscale	Owned	20	20	—

Total			154	108	16

Land Resources Held for Future Development

We hold and have secured various land resources for future data center development. This includes land for which we have entered into memoranda of understanding or framework agreements with relevant local governments and land in China for which we have completed the bidding process but have not yet commenced construction.

Retail Data Centers

In addition to the 337 MW of hyperscale and wholesale data center capacity above, where we drive the planning, design and construction of infrastructure, we also provide data center colocation services at smaller retail data centers where we or an intermediary rent capacity from third parties. These retail data centers are generally located within major metropolitan areas rather than at the outskirts. We do not participate in the planning, design or construction of infrastructure of these retail data centers, and only provide basic colocation services.

IMPACT OF COMBINATION OF OUR CHINA BUSINESS AND THE OVERSEAS OPERATIONS OF BRIDGE

In 2018 and 2019, we underwent a series of transactions to complete Bain Capital’s acquisition of a controlling interest in our China business and the combination of our China business with the business of Bridge in India and Southeast Asia. In 2018, Bain Capital established BCPE Stack Holdings, L.P., or Stack Holdings, a Cayman Islands company, to serve as a holding vehicle of our China business. Stack Midco Limited, a wholly-owned Cayman Islands subsidiary of Stack Holdings, acquired all the equity interest in Chindata Xiamen, a PRC holding company for our China business. Bain Capital’s acquisition of Chindata’s China business was completed on April 26, 2019. On July 15, 2019, we completed the combination of Chindata’s China business and the business of Bridge Data Centers.

As a result of the foregoing transactions, the results of operation of Chindata Xiamen have been consolidated into our financial results since April 26, 2019. Prior to the consolidation of Chindata Xiamen’s financial results, Chindata Xiamen had total revenues of RMB320.4 million, cost of revenues of RMB242.9 million, operating expenses of RMB64.5 million and a net loss of RMB25.2 million for 2018. For the period from January 1, 2019 to April 26, 2019, Chindata Xiamen had total revenues of RMB245.4 million, cost of revenues of RMB136.8 million, operating expenses of RMB32.9 million and net income of RMB28.8 million.

The consolidation of Chindata Xiamen’s businesses contributed to the substantial growth in our total revenues from 2018 to 2019. After the consolidation of Chindata Xiamen in April 2019, our business in China and overseas both grew substantially as a result of our combined data center capacity and client commitments, and shared operational know-how. Post-consolidation, we: (i) operated our business on a combined basis; (ii) shared various expenses, and (iii) ceased to maintain consolidated financial statements of Chindata Xiamen’s on a standalone U.S. GAAP basis.

While the consolidation of Chindata Xiamen has contributed to the increase in our cost of revenues and operating expenses on an absolute basis, our operating expenses as a percentage of our total revenues decreased from 86.0% in 2018 to 35.7% in 2019, partly due to the successful integration of our China and overseas business, and the subsequent economics of scale achieved through the combination. Our operating expenses as a percentage of our total revenues increased from 35.7% in 2019 to 38.5% in 2020. However, we are unable to quantify Chindata Xiamen’s contribution to our cost of revenues and operating expenses since the consolidation because various expenses items, such as benefit expenses for personnel and operating expenses, are shared by the combined business. We expect that the strong performance of our China business will allow us to continue to drive the growth of the combined business in the future. In terms of cost of revenues and operating expenses, we expect to continue to invest in selling and marketing and research and development to promote our brand and to keep abreast of technology developments and client demand. As our combined business continues to grow and capitalize on the synergies of our cross-regional operations, we expect our operating efficiency to continue to improve.

The following unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2019 is based on the Company’s historical consolidated statement of comprehensive loss and Chindata Xiamen’s historical consolidated statement of comprehensive income as adjusted to give effect to the acquisition of Chindata Xiamen and the debt issuance necessary to finance the acquisition. The unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2019 gives effect to the acquisition of Chindata Xiamen as if it had occurred on January 1, 2019. The translations from Renminbi into U.S. dollars in the table below were made at RMB7.0651 to US$1.00, the noon buying rate on June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

The unaudited pro forma condensed combined statement of comprehensive loss does not necessarily reflect what the combined company’s results of operations would have been had the acquisition occurred on the date indicated. It also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

	Year ended December 31,
	2018	2019
		Actual		Pro Forma(1) (Unaudited)
	RMB	RMB	US$	RMB	US$
	(in thousands, except for the number of shares and per share data)
Selected Consolidated Statements of Operations Data:
Revenues:
Colocation services	—	678,348	96,014	922,136	130,520
Colocation rental	93,423	128,870	18,240	128,870	18,240
Others	5,061	45,792	6,482	47,377	6,706

Total revenues	98,484	853,010	120,736	1,098,383	155,466

Cost of revenues:
Colocation services	—	(422,254)	(59,766)	(559,886)	(79,247)
Colocation rental	(132,766)	(152,961)	(21,650)	(152,961)	(21,650)
Others	(2,494)	(35,006)	(4,955)	(36,187)	(5,122)

Total cost of revenues(2)	(135,260)	(610,221)	(86,371)	(749,034)	(106,019)

Gross (loss) profit	(36,776)	242,789	34,365	349,349	49,447

Operating expenses:
Selling and marketing expenses(1)	(5,092)	(47,496)	(6,723)	(62,816)	(8,891)
General and administrative expenses(2)	(57,980)	(232,837)	(32,956)	(238,828)	(33,804)
Research and development expenses	—	(24,510)	(3,469)	(32,817)	(4,645)
Impairment of goodwill	(21,598)	—	—	—	—

Total operating expenses	(84,670)	(304,843)	(43,148)	(334,461)	(47,340)

Operating (loss) income	(121,446)	(62,054)	(8,783)	14,888	2,107
Interest income	97	7,161	1,014	8,491	1,202
Interest expense	(24,344)	(102,290)	(14,478)	(124,111)	(17,567)
Foreign exchange gain (loss)	808	(2,438)	(345)	(2,438)	(345)
Changes in fair value of financial instruments	2,643	(11,189)	(1,584)	(11,189)	(1,584)
Others, net	1,322	(633)	(91)	(283)	(40)

Loss before income taxes	(140,920)	(171,443)	(24,267)	(114,642)	(16,227)
Income tax benefit (expense)	2,759	1,742	247	(18,287)	(2,588)

Net loss	(138,161)	(169,701)	(24,020)	(132,929)	(18,815)

Less: Net income attributable to non-controlling interests	—	4,742	671	8,816	1,248

Net loss attributable to Chindata Group Holdings Limited	(138,161)	(174,443)	(24,691)	(141,745)	(20,063)

Net loss per share:
Basic and diluted	(1.42)	(0.44)	(0.06)

Shares used in the net loss per share:
Basic and diluted	97,550,502	397,153,121	397,153,121

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	18,032	21,967	3,109

Comprehensive loss	(120,129)	(147,734)	(20,911)
Less: Comprehensive income attributable to non-controlling interests	—	4,742	671

Comprehensive loss attributable to Chindata Group Holdings Limited	(120,129)	(152,476)	(21,582)

Note:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited pro forma condensed combined financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) elimination of transaction costs as a result of the acquisition, (iv) income tax effect of pro forma adjustments based on the statutory tax rates, and (v) attribution to non-controlling shareholders.

(2)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,
	2018	2019
		Actual		Pro Forma(1) (Unaudited)
	RMB	RMB	US$	RMB	US$
		(in thousands)
Cost of revenues	—	—	—	—	—
Selling and marketing expenses	—	—	—	—	—
General and administrative expenses	—	63,746	9,023	63,746	9,023

Total share-based compensation expenses	—	63,746	9,023	63,746	9,023

KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS

The following are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Ability to Secure New Client Commitments and Increase Utilization and Retain Existing Clients

Our revenues are driven by our ability to secure new client commitments. We explore the new business needs of existing clients and help them enter new emerging markets by leveraging our integrated platform. We also actively develop relationships with potential new leading technology companies, and target to acquire new clients such as cloud service providers and Internet companies in Asia or globally. We also strive to optimize our collaboration with our client base to achieve high commitment and utilization rates and build long-term relationships. We focus on obtaining commitments during the construction phase by entering into pre-commitment agreements with clients. Our hyperscale data center clients generally enter into contracts with us for a term of five to ten years. Our results of operations are also influenced by our ability to maintain high utilization of our existing data center capacity.

In addition, the future growth of our business also depends on our ability to retain and deepen partnerships with our existing clients. We have derived in the past, and believe that we will continue to derive in the future, a significant portion of our revenues from a limited number of clients. For example, we derived revenues of RMB581.8 million and RMB1,495.6 million (US$229.2 million) from ByteDance, a leading technology company, accounting for 68.2% and 81.7% of our total revenues in 2019 and 2020, respectively. ByteDance typically signs hyperscale data center service contracts with us for a term of ten years.

We generated revenues of RMB95.1 million and RMB108.8 million (US$16.7 million) from Wangsu, accounting for 11.1% and 5.9% of our total revenues in 2019 and 2020, respectively. Wangsu has ceased to be a related party of our Company since the completion of our IPO on October 2, 2020. Historically, we provide retail and wholesale data center colocation services to Wangsu, on the one hand, and make payments to Wangsu for purchases with respect to our colocation services at data centers, such as bandwidth costs and fees for server cabinets, on the other hand. Our collaboration with Wangsu is the result of our legacy retail and wholesale data center businesses. As part of our growth strategy, we focus on planning, designing and building hyperscale data centers in Asia-Pacific emerging markets, and providing hyperscale data center solutions to Asian and international cloud service providers and leading technology companies. Consequently, we expect that revenues from Wangsu as a percentage of our total revenues will decrease and become a less significant component of our revenues in the future.

Ability to Develop and Operate Additional Hyperscale Data Centers

The growth of our business depends on our ability to successfully develop and operate additional hyperscale data centers to satisfy the growing capacity needs from our clients. We will continue to secure locations for new data centers based on our site selection strategies. We strive to maintain fast delivery times for new data center capacity to quickly satisfy to our clients’ growing demand. We are able to deliver a data center with 36 MW of capacity in China within six months of breaking ground at the site.

Furthermore, our future growth also depends on our ability to continue to expand our next-generation hyperscale data center campuses into new geographic regions in the emerging markets in Asia-Pacific. We plan to expand to other top-tier cities and the surrounding areas in China, and to leverage our integrated platform and success in our existing markets to set the industry standard for hyperscale data centers in emerging markets in Southeast Asia and India and other markets with prominent business opportunities. We believe our ability to secure strategic sites provides us with a significant first mover advantage.

Ability to Maintain and Enhance Construction and Operation Efficiency and Lower Costs

Our results of operations and profitability are affected by our ability to maintain and enhance data center construction and operation efficiency and lower our costs. We will continue to strengthen our capabilities in site planning, design, construction and operation. Our next-generation hyperscale data centers are characterized by centralization of resources, standardization of infrastructure development and modular design philosophy, which enables us to realize economies of scale and reduce costs. We also rely on our patents to rapidly design and construct modules that meet a variety of demand from clients in different industries in a cost-effective manner.

Furthermore, our profitability is dependent on our ability to manage our operating expenses. Our operating expenses consist primarily of general and administrative expenses, research and development expenses and selling and marketing expenses. We expect our operating expenses will increase in absolute amount as our business grows and as we make necessary adjustments to operate as a public company. However, we expect our operating expenses to decrease as a percentage of total revenues as we improve our operating efficiency and as a result of economies of scale.

Pricing Structure and Ability to Optimize Power Usage and Costs

Our results of operations will be affected by our pricing structure and our ability to optimize power usage and costs. We provide our clients with integrated power services. Power costs may be included in the costs for our solutions, or we may charge our clients separately for actual power consumed. Pricing in our hyperscale data centers service agreements contains variable considerations that are primarily based on the usage of capacity. Accordingly, the actual power consumption by our clients during the term of the contract affects our profitability, since power costs constitute a major part of our cost of revenues. We have achieved high power efficiency and are dedicated to improving it continuously. Furthermore, we will continue to lower our power costs by increasing the contribution of low-cost renewable energy in our power usage.

Our Financing Costs

We have historically funded data center development and construction with a mixture of equity and debt financing. The costs of capital affect both our ability to carry out construction projects as planned. High costs of capital push up the costs of data center development and may reduce our profitability if we are unable to pass on such increased costs to our clients by increasing the price of our services.

We expect to continue to fund future developments through debt financing or through the issuance of additional equity securities if necessary and when market conditions permit, and tight credit markets could hamper our expansion. As such our growth strategy depends upon the continued availability of suitable funding in the future.

KEY COMPONENTS OF RESULTS OF OPERATIONS

Revenues

The following table sets forth a breakdown of our revenues, in absolute amounts and as percentages of total revenues, for the periods indicated:

	For the Year Ended December 31,							For the Three Months Ended March 31, (Unaudited)
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services	—	—	678,348	79.5	1,701,911	260,829	92.9	360,184	91.8	600,373	91,634	93.3
Colocation rental	93,423	94.9	128,870	15.1	124,991	19,156	6.8	32,292	8.2	29,015	4,429	4.5
Others	5,061	5.1	45,792	5.4	4,175	640	0.3	—	0.0	13,994	2,136	2.2

Total Revenues	98,484	100.0	853,010	100.0	1,831,077	280,625	100.0	392,476	100.0	643,382	98,199	100.0

We derive our revenues primarily from data center colocation services and data center colocation rental.

Colocation Services

Revenues from colocation services consist of revenues from colocation services provided at our hyperscale data centers and certain of our wholesale data centers.

Colocation Rental

Revenues from colocation rental consist of income from renting out data center space at our hyperscale data center in Malaysia to our clients for housing servers and other IT equipment.

Others

Other revenues primarily consist of proceeds we receive from fit-out services.

We derived 100.0% of our total revenues from our hyperscale data centers business for the year ended December 31, 2018. For the years ended December 31, 2019 and 2020, 78.9% and 86.7% of our total revenues were generated from hyperscale data centers, respectively, and the remaining 21.1% and 13.3% were from our wholesale and retail data centers, respectively. For the three months ended March 31, 2020 and 2021, 83.6% and 89.8% of our total revenues were generated from hyperscale data centers, respectively, and the remaining 16.4% and 10.2% were from our wholesale and retail data centers, respectively.

Prior to the combination, Chindata Xiamen derived 58.9% of its total revenues from its hyperscale data centers in 2018, and the remaining 41.1% from its wholesale and retail data centers. During the period from January 1 to April 26, 2019, revenues generated from its hyperscale data centers accounted for 64.7% of its total revenues, and wholesale and retail data centers accounted for the remaining 35.3%.

Cost of Revenues

The following table sets forth the components of our cost of revenues, in absolute amounts and as percentages of total cost of revenues, for the periods indicated:

	For the Year Ended December 31,							For the Three Months Ended March 31, (Unaudited)
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of Revenues
Colocation services	—	—	(422,254)	(69.2)	(960,586)	(147,216)	(87.5)	(207,936)	(85.6)	(342,120)	(52,218)	(88.4)
Colocation rental	(132,766)	(98.2)	(152,961)	(25.1)	(135,160)	(20,714)	(12.3)	(34,938)	(14.4)	(31,611)	(4,825)	(8.2)
Others	(2,494)	(1.8)	(35,006)	(5.7)	(2,550)	(391)	(0.2)	—	(0.0)	(13,189)	(2,013)	(3.4)

Total cost of revenues	(135,260)	(100.0)	(610,221)	(100.0)	(1,098,296)	(168,321)	(100.0)	(242,874)	(100.0)	(386,920)	(59,056)	(100.0)

Operating Expenses

The following table sets forth the breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses, for the periods indicated:

	For the Year Ended December 31,							For the Three Months Ended March 31, (Unaudited)
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Selling and marketing expenses	(5,092)	(6.0)	(47,496)	(15.6)	(99,092)	(15,187)	(14.1)	(15,693)	(14.4)	(20,985)	(3,203)	(15.5)
General and administrative expenses	(57,980)	(68.5)	(232,837)	(76.4)	(564,286)	(86,481)	(80.1)	(84,526)	(77.8)	(96,223)	(14,686)	(71.0)
Research and development expenses	—	—	(24,510)	(8.0)	(41,175)	(6,310)	(5.8)	(8,384)	(7.7)	(18,225)	(2,782)	(13.5)
Impairment of goodwill	(21,598)	(25.5)	—	—	—	—	—	—	—	—	—	—

Total operating expenses	(84,670)	(100.0)	(304,843)	(100.0)	(704,553)	(107,978)	(100.0)	(108,603)	(100.0)	(135,433)	(20,671)	(100.0)

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of (i) labor cost (including share-based compensation) for our selling and marketing personnel, (ii) business development and promotion expenses, (iii) office and traveling expenses and (iv) amortization of customer relationship.

General and Administrative Expenses

General and administrative expenses primarily consist of (i) labor costs (including share-based compensation) for management and administrative personnel, (ii) depreciation and amortization, (iii) office and traveling expenses, (iv) professional fees and (v) other fees. Depreciation relates primarily to our office equipment and facilities used by our management and staff in the administrative department. Professional fees primarily consist of expenses for legal and consulting services.

Research and Development Expenses

Research and development expenses primarily consist of compensation and benefit expenses for our research and development personnel and third-party service costs.

OUR RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the years presented, both in absolute amount and as a percentage of the total revenues for the years presented. The results of operations in any year are not necessarily indicative of our future trends.

	For the Year ended December 31,							For the Three Months ended March 31, (Unaudited)
	2018		2019		2020			2020		2021
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Colocation services	—	—	678,348	79.5	1,701,911	260,829	92.9	360,184	91.8	600,373	91,634	93.3
Colocation rental	93,423	94.9	128,870	15.1	124,991	19,156	6.8	32,292	8.2	29,015	4,429	4.5
Others	5,061	5.1	45,792	5.4	4,175	640	0.3	—	0.0	13,994	2,136	2.2

Total revenues	98,484	100.0	853,010	100.0	1,831,077	280,625	100.0	392,476	100.0	643,382	98,199	100.0

Cost of revenues:
Colocation services	—	—	(422,254)	(49.5)	(960,586)	(147,216)	(52.5)	(207,936)	(53.0)	(342,120)	(52,218)	(53.2)
Colocation rental	(132,766)	(134.8)	(152,961)	(17.9)	(135,160)	(20,714)	(7.4)	(34,938)	(8.9)	(31,611)	(4,825)	(4.9)
Others	(2,494)	(2.5)	(35,006)	(4.1)	(2,550)	(391)	(0.1)	—	(0.0)	(13,189)	(2,013)	(2.0)

Total cost of revenues(1)	(135,260)	(137.3)	(610,221)	(71.5)	(1,098,296)	(168,321)	(60.0)	(242,874)	(61.9)	(386,920)	(59,056)	(60.1)

Gross (loss) profit	(36,776)	(37.3)	242,789	28.5	732,781	112,304	40.0	149,602	38.1	256,462	39,143	39.9
Operating expenses:
Selling and marketing expenses(1)	(5,092)	(5.2)	(47,496)	(5.5)	(99,092)	(15,187)	(5.4)	(15,693)	(4.0)	(20,985)	(3,203)	(3.3)
General and administrative expenses(1)	(57,980)	(58.9)	(232,837)	(27.3)	(564,286)	(86,481)	(30.8)	(84,526)	(21.5)	(96,223)	(14,686)	(15.0)
Research and development expenses		—	(24,510)	(2.9)	(41,175)	(6,310)	(2.3)	(8,384)	(2.1)	(18,225)	(2,782)	(2.8)
Impairment of goodwill	(21,598)	(21.9)	—	—	—	—	—	—	—	—	—	—

Total operating expenses	(84,670)	(86.0)	(304,843)	(35.7)	(704,553)	(107,978)	(38.5)	(108,603)	(27.7)	(135,433)	(20,671)	(21.1)

Operating (loss) income	(121,446)	(123.3)	(62,054)	(7.2)	28,228	4,326	1.5	40,999	(10.4)	121,029	18,472	(18.8)
Interest income	97	0.1	7,161	0.8	27,616	4,232	1.5	1,704	(0.4)	15,868	2,422	(2.5)
Interest expense	(24,344)	(24.7)	(102,290)	(12.0)	(238,384)	(36,534)	(13.0)	(51,653)	(13.2)	(73,624)	(11,237)	(11.4)
Foreign exchange gain (loss)	808	0.8	(2,438)	(0.3)	(3,548)	(544)	(0.2)	(126)	(0.0)	63	10	0.0
Changes in fair value of financial instruments	2,643	2.7	(11,189)	(1.3)	(12,717)	(1,949)	(0.7)	9,682	(2.5)	12,856	1,962	2.0
Others, net	1,322	1.3	(633)	(0.1)	(17,201)	(2,636)	(0.9)	(1,816)	(0.5)	4,240	647	0.7

(Loss) income before income taxes	(140,920)	(143.1)	(171,443)	(20.1)	(216,006)	(33,105)	(11.8)	(1,210)	(0.3)	80,432	12,276	12.5
Income tax benefit (expense)	2,759	2.8	1,742	0.2	(67,339)	(10,320)	(3.7)	(12,873)	(3.3)	(22,232)	(3,393)	(3.5)

Net (loss) income	(138,161)	(140.3)	(169,701)	(19.9)	(283,345)	(43,425)	(15.5)	(14,083)	(3.6)	58,200	8,883	9.0

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2018	2019	2020		2020	2021
					(Unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	—	32,990	5,056	380	7,549	1,152
Selling and marketing expenses	—	—	21,691	3,324	—	3,964	605
General and administrative expenses	—	63,746	295,165	45,236	39,953	29,536	4,508

Total share-based compensation expenses	—	63,746	349,846	53,616	40,333	41,049	6,265

In addition, the Company capitalized RMB nil, RMB nil, RMB20,127 thousand (US$3,085 thousand) and RMB15,713 thousand (US$2,398 thousand) of the cost of the share options granted to these construction employees as construction in progress for the years ended December 31, 2018, 2019, 2020 and March 31, 2021, respectively.

Three Months Ended March 31, 2021 Compared with Three Months Ended March 31, 2020

Revenues

Our total revenues increased from RMB392.5 million for the three months ended March 31, 2020 to RMB643.4 million (US$98.2 million) for the three months ended March 31, 2021, primarily driven by the robust growth of our colocation services.

Revenues from our colocation services increased from RMB360.2 million for the three months ended March 31, 2020 to RMB600.4 million (US$91.6 million) for the three months ended March 31, 2020, primarily due to growth of our business.

Revenues from colocation rental were RMB29.0 million (US$4.4 million) for the three months ended March 31, 2021, as compared to RMB32.3 million for the three months ended March 31, 2020.

Other revenues were nil for the three months ended March 31, 2020 and increased to RMB14.0 million for the three months ended March 31, 2021 as other services have recovered from the impact of COVID-19 for the three months ended March 31, 2021 comparing to the same period in 2020.

Cost of Revenues

In line with the revenue growth, our cost of revenues increased from RMB242.9 million for the three months ended March 31, 2020 to RMB386.9 million (US$59.1 million) for the three months ended March 31, 2021, primarily driven by increases in utility costs, depreciation and amortization expenses and share-based compensation costs.

Cost of revenues from our colocation services increased from RMB207.9 million for the three months ended March 31, 2020 to RMB342.1 million (US$52.2 million) for the three months ended March 31, 2020, in line with the growth of our revenue derived from colocation services.

Cost of revenues from colocation rental were RMB31.6 million (US$4.8 million) for the three months ended March 31, 2021, as compared to RMB34.9 million for the three months ended March 31, 2020.

Cost of revenues from other revenues were nil for the three months ended March 31, 2020 and increased to RMB13.2 million (US$2.0 million) for the three months ended March 31, 2021, in line with the growth of our revenue derived from other services.

Operating Expenses

Our operating expenses increased from RMB108.6 million for the three months ended March 31, 2020 to RMB135.4 million (US$20.7 million) for the three months ended March 31, 2021.

Selling and Marketing Expenses

Our selling and marketing expenses increased from RMB15.7 million for the three months ended March 31, 2020 to RMB21.0 million (US$3.2 million) for the three months ended March 31, 2021, primarily due to personnel expenses and higher share-based compensation expenses.

General and Administrative Expenses

Our general and administrative expenses increased from RMB84.5 million for the three months ended March 31, 2020 to RMB96.2 million (US$14.7 million) for the three months ended March 31, 2021, primarily due to higher professional fee and personnel expenses.

Research and Development Expenses

Our research and development expenses increased from RMB8.4 million for the three months ended March 31, 2020 to RMB18.2 million (US$2.8 million) for the three months ended March 31, 2021, primarily due to higher personnel costs as we continued to invest in the research and development initiatives to further enhance our service offerings.

Interest Income

Our interest income increased from RMB1.7 million for the three months ended March 31, 2020 to RMB15.9 million (US$2.4 million) for the three months ended March 31, 2021, primarily due to higher cash balance from IPO proceeds and pre-IPO fundings.

Interest Expense

Our interest expense increased from RMB51.7 million for the three months ended March 31, 2020 to RMB73.6 million (US$11.2 million) for the three months ended March 31, 2021, primarily due to increase in drawdown of bank loans.

Changes in Fair Value of Financial Instruments

Our fair value gain of financial instruments increased from RMB9.7 million for the three months ended March 31, 2020 to RMB12.9 million (US$2.0 million) for the three months ended March 31, 2021, primarily due to the changes in fair value of forward exchange rate contracts and interest rate swaps.

(Loss) Income Before Income Taxes

As a result of the foregoing, we had income before income taxes of RMB80.4 million (US$12.3 million) for the three months ended March 31, 2021, compared to loss before income tax of RMB1.2 million for the three months ended March 31, 2020.

Income Tax Expense

We had income tax expense of RMB12.9 million for the three months ended March 31, 2020 and income tax expense of RMB22.2 million (US$3.4 million) for the three months ended March 31, 2021, primarily due to the increase in income before taxes of certain of our PRC subsidiaries.

Net (Loss) Income

As a result of the foregoing, we had net income of RMB58.2 million (US$8.9 million) for the three months ended March 31, 2021 as compared to net loss of RMB14.1 million for the three months ended March 31, 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our total revenues increased from RMB853.0 million for the year ended December 31, 2019 to RMB1,831.1 million (US$280.6 million) for the year ended December 31, 2020, primarily driven by the robust growth of our colocation services.

Revenues from our colocation services increased from RMB678.3 million for the year ended December 31, 2019 to RMB1.7 billion (US$260.8 million) for the year ended December 31, 2020, primarily due to growth of our business. Revenues from Chindata Xiamen for the period from January 1, 2019 to April 26, 2019, prior to the combination, were RMB245.4 million, consisting of RMB192.6 million in revenues from third-party colocation services, RMB51.2 million in revenues from colocation services to Wangsu, and RMB1.6 million from other services.

Revenues from colocation rental were RMB128.9 million in 2019 and remained relatively stable at RMB125.0 million (US$19.2 million) for the year ended December 31, 2020.

Other revenues were RMB45.8 million in 2019. We had other revenues of RMB4.2 million (US$0.6 million) for the year ended December 31, 2020.

Cost of Revenues

Our cost of revenues increased by 80.0% from RMB610.2 million for the year ended December 31, 2019 to RMB1,098.3 million (US$168.3 million) for the year ended December 31, 2020, primarily due to increases in utility costs and depreciation and amortization expenses.

Cost of revenues from colocation services in China increased from RMB422.3 million for the year ended December 31, 2019 to RMB960.6 million (US$147.2 million) for the year ended December 31, 2020, primarily due to increase in utility costs and depreciation expenses. Cost of revenues from colocation services for the year ended December 31, 2020 primarily consisted of (i) utility costs of RMB452.6 million (US$69.4 million) and (ii) depreciation costs of RMB273.1 million (US$41.9 million). Cost of revenues from Chindata Xiamen for the period from January 1, 2019 to April 26, 2019, prior to the combination, was RMB136.8 million, consisting of RMB135.6 million in cost of revenues from colocation services and RMB1.2 million from other services.

Cost of revenues from colocation rental from our overseas data center business decreased by 11.6% from RMB153.0 million for the year ended December 31, 2019 to RMB135.2 million (US$20.7 million) in 2020, primarily due to decrease in depreciation expenses.

Other cost of revenues decreased from RMB35.0 million for the year ended December 31, 2019 to RMB2.6 million for the year ended December 31, 2020, primarily due to decrease of fitout revenue.

Operating Expenses

Our operating expenses increased from RMB304.8 million for the year ended December 31, 2019 to RMB704.6 million (US$108.0 million) for the year ended December 31, 2020, primarily due to increase in share-based compensation and one-off management consulting fee. Such increase was primarily driven by our business growth in China. Operating expenses from Chindata Xiamen in the period from January 1, 2019 to April 26, 2019, prior to the combination, were RMB32.9 million.

Selling and Marketing Expenses

Our selling and marketing expenses increased from RMB47.5 million for the year ended December 31, 2019 to RMB99.1 million (US$15.2 million) for the year ended December 31, 2020, primarily due to increases in share-based compensation expenses and advertising expenses. Our selling and marketing expenses for the year ended December 31, 2020 primarily consisted of (i) amortization of intangible assets of RMB41.9 million (US$6.4 million), (ii) share-based compensation expenses of RMB21.7 million (US$3.3 million), and (iii) advertising expenses of RMB14.3 million (US$2.2 million). Selling and marketing expenses from Chindata Xiamen for the period from January 1, 2019 to April 26, 2019, prior to the combination, were RMB6.0 million.

General and Administrative Expenses

Our general and administrative expenses increased from RMB232.8 million for the year ended December 31, 2019 to RMB564.3 million (US$86.5 million) for the year ended December 31, 2020, primarily due to increase in share-based compensation expenses, management consulting services fee related to IPO and employee benefit expenses. Our general and administrative expenses in 2020 primarily consisted of (i) share-based compensation expense of RMB295.2 million (US$45.2 million), (ii) personnel costs of RMB80.1 million (US$12.3 million), (iii) management consulting services fees of RMB72.8 million (US$11.2 million), and (iv) professional fee of RMB60.8 million (US$9.3 million). General and administrative expenses from Chindata Xiamen for the period from January 1, 2019 to April 26, 2019, prior to the combination, were RMB18.6 million.

Research and Development Expenses

Our research and development expenses increased from RMB24.5 million for the year ended December 31, 2019 to RMB41.2 million (US$6.3 million) for the year ended December 31, 2020, primarily due to increase in personnel costs. Our research and development expenses for the year ended December 31, 2020 primarily consisted of personnel costs of RMB40.0 million (US$6.1 million) in such period. Research and development expenses from Chindata Xiamen for the period from January 1, 2019 to April 26, 2019, prior to the combination, were RMB8.3 million.

Impairment of Goodwill

Our impairment of goodwill was nil for the years ended December 31, 2019 and 2020, respectively.

Interest Income

Our interest income increased from RMB7.2 million for the year ended December 31, 2019 to RMB27.6 million (US$4.2 million) for the year ended December 31, 2020, primarily due to increase of bank financial products in cash and cash equivalents.

Interest Expense

Our interest expense increased from RMB102.3 million for the year ended December 31, 2019 to RMB238.4 million (US$36.5 million) for the year ended December 31, 2020, primarily due to increase of long-term bank loans.

Changes in Fair Value of Financial Instruments

We had fair value loss of financial instruments of RMB11.2 million for the year ended December 31, 2019. We recorded a fair value loss of RMB12.7 million (US$1.9 million) for the year ended December 31, 2020, primarily due to the changes in fair value of forward exchange rate contracts and interest rate swaps.

Loss Before Income Taxes

As a result of the foregoing, we had loss before income taxes of RMB216.0 million (US$33.1 million) for the year ended December 31, 2020, compared to RMB171.4 million for the year ended December 31, 2019.

Income Tax Benefit (Expense)

We had income tax benefit of RMB1.7 million for the year ended December 31, 2019 and income tax expense of RMB67.3 million (US$10.3 million) for the year ended December 31, 2020, primarily due to the increase in income before taxes of certain of our PRC subsidiaries.

Net Loss

As a result of the foregoing, our net loss increased by 66.9% from RMB169.7 million for the year ended December 31, 2019 to RMB283.3 million (US$43.4 million) for the year ended December 31, 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our total revenues increased from RMB98.5 million for the year ended December 31, 2018 to RMB853.0 million for the year ended December 31, 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination.

Revenues from our colocation services increased from nil for the year ended December 31, 2018 to RMB678.3 million for the year ended December 31, 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Revenues from colocation services of RMB678.3 million for the year ended December 31, 2019 were primarily driven by (i) revenues from our data center operations in Hebei and Shanxi provinces in 2019, and (ii) the signing of new service contracts by clients who commenced using our services for the year ended December 31, 2019. Revenues from Chindata Xiamen for the year ended December 31, 2018, prior to the combination, were RMB320.4 million, consisting of RMB217.2 million in revenues from third-party colocation services, RMB88.7 million in revenues from colocation services to Wangsu, and RMB14.5 million from other services.

Revenues from colocation rental increased by 37.9% from RMB93.4 million for the year ended December 31, 2018 to RMB128.9 million for the year ended December 31, 2019, primarily due to an increase in revenues generated from a significant client in Malaysia who commenced using our services in mid-2018.

Other revenues increased from RMB5.1 million for the year ended December 31, 2018 to RMB45.8 million for the year ended December 31, 2019, primarily due to an increase in revenues from certain fit-out services provided by our China operations.

Cost of Revenues

Our cost of revenues increased from RMB135.3 million for the year ended December 31, 2018 to RMB610.2 million for the year ended December 31, 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination.

Cost of revenues from colocation services in China increased from nil for the year ended December 31, 2018 to RMB422.3 million for the year ended December 31, 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Cost of revenues from colocation services for the year ended December 31, 2019 primarily consisted of (i) utility costs of RMB190.5 million, (ii) resource costs of RMB62.1 million and (iii) depreciation costs of RMB102.3 million. Cost of revenues from Chindata Xiamen for the year ended December 31, 2018, prior to the combination, was RMB242.9 million, consisting of RMB232.6 million in cost of revenues from colocation services and RMB10.3 million from other services.

Cost of revenues from colocation rental from our overseas data center business increased by 15.2% from RMB132.8 million for the year ended December 31, 2018 to RMB153.0 million for the year ended December 31, 2019, generally in line with the growth of our overseas data center business. Cost of revenues from colocation rental as a percentage of our revenues from colocation rental decreased from 142.1% to 118.7%, primarily due to an increased utilization rate in our hyperscale data center in Malaysia.

Other cost of revenues increased from RMB2.5 million for the year ended December 31, 2018 to RMB35.0 million for the year ended December 31, 2019, in line with our business growth.

Operating Expenses

Our operating expenses increased from RMB84.7 million for the year ended December 31, 2018 to RMB304.8 million for the year ended December 31, 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Such increase was in line with our business growth in both China and overseas. Operating expenses from Chindata Xiamen for the year ended December 31, 2018, prior to the combination, were RMB64.5 million.

Selling and Marketing Expenses

Our selling and marketing expenses increased from RMB5.1 million in 2018 to RMB47.5 million for the year ended December 31, 2019, primary due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Our selling and marketing expenses for the year ended December 31, 2019 primarily consisted of (i) amortization of intangible assets of RMB32.8 million, and (ii) personnel costs of RMB9.8 million for the year ended December 31, 2019. Selling and marketing expenses from Chindata Xiamen for the year ended December 31, 2018, prior to the combination, were RMB15.0 million.

General and Administrative Expenses

Our general and administrative expenses increased from RMB58.0 million for the year ended December 31, 2018 to RMB232.8 million for the year ended December 31, 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Our general and administrative expenses for the year ended December 31, 2019 primarily consisted of (i) professional fees of RMB75.8 million; (ii) share-based compensation of RMB63.7 million, and (iii) personnel costs of RMB57.3 million for the year ended December 31, 2019. General and administrative expenses from Chindata Xiamen for the year ended December 31, 2018, prior to the combination, were RMB37.4 million.

Research and Development Expenses

Our research and development expenses increased from nil for the year ended December 31, 2018 to RMB24.5 million for the year ended December 31, 2019, primarily due to the consolidation of the results of operations of our China data center business starting on April 26, 2019 as a result of the combination. Our research and development expenses for the year ended December 31, 2019 primarily consisted of personnel costs of RMB24.1 million for the year ended December 31, 2019. Research and development expenses from Chindata Xiamen for the year ended December 31, 2018, prior to the combination, were RMB12.1 million.

Impairment of Goodwill

We incurred impairment of goodwill of RMB21.6 million for the year ended December 31, 2018 in connection with our data center investment in Malaysia. Our impairment of goodwill was nil for the year ended December 31, 2019.

Interest Income

Our interest income increased from RMB97,000 in 2018 to RMB7.2 million for the year ended December 31, 2019, primarily due to the consolidation of interest income generated from the cash balance of our China data center business starting on April 26, 2019 as a result of the combination.

Interest Expense

Our interest expense increased from RMB24.3 million in 2018 to RMB102.3 million in 2019, primarily due to the consolidation of interest expense from the increased balance of loans and borrowings of our China data center business starting on April 26, 2019 as a result of the combination.

Changes in Fair Value of Financial Instruments

We had a fair value gain of financial instruments of RMB2.6 million for the year ended December 31, 2018. We recorded a fair value loss of RMB11.2 million for the year ended December 31, 2019, as a result of the change in fair value of derivatives for the year ended December 31, 2019.

Loss Before Income Taxes

As a result of the foregoing, we had loss before income taxes of RMB171.4 million for the year ended December 31, 2019, compared to RMB140.9 million for the year ended December 31, 2018.

Income Tax Benefit

Our income tax benefit was RMB2.8 million for the year ended December 31, 2018 and RMB1.7 million for the year ended December 31, 2019, primarily due to the deferred tax benefit recognized by entities in Malaysia.

Net Loss

As a result of the foregoing, our net loss increased by 22.8% from RMB138.2 million for the year ended December 31, 2018 to RMB169.7 million for the year ended December 31, 2019.

NON-GAAP MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use adjusted EBITDA, adjusted EBITDA margin, adjusted net loss or income and adjusted net loss or income margin, each a non-GAAP financial measure, to understand and evaluate our core operating performance. These non-GAAP financial measures, which may differ from similarly titled measures used by other companies. They have material limitations as an analytical tool, as they do not include all items that impact our net loss or income for the period, and are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

We define adjusted EBITDA as net loss or income excluding interest income and expenses, income, taxes (benefits) expenses, depreciation and amortization, share-based compensation, expenses related to the Reorganization, management consulting services fee incurred to affiliates of the Bain Capital Entities and certain of our shareholders, changes in fair value of financial instruments, foreign exchange (gain) loss, and non-cash operating lease cost relating to prepaid land use rights. Adjusted EBITDA margin represents adjusted EBITDA as a percentage of total revenues. Adjusted net loss or income is defined as net loss or income excluding share-based compensation, expense related to the Reorganization, management consulting services fee, and depreciation and amortization of fixed assets and intangible assets resulting from business combination, as adjusted for the tax effects on Non-GAAP adjustments. Adjusted net loss or income margin represents adjusted net loss or income as a percentage of total revenues. We believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures eliminate the impact of items that we do not consider indicative of the performance of our business. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The table below presents reconciliations of adjusted EBITDA to net loss or income, the most directly comparable U.S. GAAP financial measure, as well as adjusted EBITDA margin, for the periods indicated.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2018	2019		2020		2020	2021
		Actual	Pro Forma(1) (Unaudited)
						(Unaudited)
	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for number of shares and per share data)
Net (loss) income	(138,161)	(169,701)	(132,929)	(283,345)	(43,425)	(14,083)	58,200	8,883
Add: Depreciation & amortization(2)	88,630	243,653	284,656	415,692	63,708	96,517	140,618	21,462
Add: Interest income & expense	24,247	95,129	115,620	210,768	32,302	49,949	57,756	8,815
Add: Income tax (benefit) expenses	(2,759)	(1,742)	18,287	67,339	10,320	12,873	22,232	3,393
Add: Share-based compensation	—	63,746	63,746	349,846	53,616	40,333	41,049	6,265
Add: Expenses related to the Reorganization(3)	11,299	36,312	24,019	—	—	—	—	—
Add: Management consulting services fee	—	15,228	15,228	72,757	11,150	3,961	—	—
Add: Changes in fair value of financial instruments	(2,643)	11,189	11,189	12,717	1,949	(9,682)	(12,856)	(1,962)
Add: Foreign exchange (gain) loss	(808)	2,438	2,438	3,548	544	126	(63)	(10)
Add: Non-cash operating lease cost relating to prepaid land use rights	—	1,249	1,740	2,860	438	615	836	128
Adjusted EBITDA	(20,195)	297,501	403,994	852,182	130,602	180,609	307,772	46,974
Adjusted EBITDA margin	(20.5)%	34.9%	36.8%	46.5%	46.5%	46.0%	47.8%	47.8%

Notes:

(1)

The consolidated statements of comprehensive loss data for 2019 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Chindata Xiamen as if the combination had occurred as of January 1, 2019. The unaudited condensed combined pro forma financial information includes the following adjustments related to the combination made to: (i) interest expense related to debt financing for business combination, (ii) amortization of intangible assets and depreciation of property, plant and equipment as a result of measuring acquired assets at fair value, (iii) elimination of transaction costs as a result of the acquisition, (iv) income tax effect of pro forma adjustments based on the statutory tax rates, and (v) attribution to non-controlling shareholders.

(2)	Before the deduction of government grants.
(3)	Expenses related to the Reorganization are non-recurring expenses related to the transactions in 2018 and 2019 in the Reorganization.

The table below presents reconciliations of adjusted net loss or income to net loss or income and adjusted net loss or income margin, for the periods indicated.

	For the Year Ended December 31,				For the Three Months Ended March 31, (Unaudited)
	2018	2019	2020		2020	2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for percentages)
Net (loss) income	(138,161)	(169,701)	(283,345)	(43,425)	(14,083)	58,200	8,883
Add: Depreciation and amortization of fixed assets and intangible assets resulting from business combination	4,858	38,311	49,424	7,575	12,384	12,282	1,875
Add: Share-based compensation	—	63,746	349,846	53,616	40,333	41,049	6,265
Add: Expenses related to the Reorganization	11,299	36,312	—	—	—	—	—
Add: Management consulting services fee	—	15,228	72,757	11,150	3,961	—	—
Add: Tax effects on non-GAAP adjustments(1)	(1,166)	(9,384)	(13,832)	(2,120)	(2,961)	(2,221)	(339)
Adjusted net (loss) Income	(123,170)	(25,488)	174,850	26,796	39,634	109,310	16,684
Adjusted net (loss) Income margin	(125.1)%	(3.0)%	9.5%	9.5%	10.1%	17.0%	17.0%

Note:

(1)

Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of fixed assets and intangible assets resulting from business combination, expenses related to the reorganization, and management consulting services fee.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

As of December 31, 2018, 2019 and 2020 and March 31, 2021, we had RMB104.2 million, RMB1,038.9 million, RMB6,705.6 million (US$1,027.7 million) and RMB6,614.9 million (US$1,009.6 million) in cash and cash equivalents, respectively. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi and the U.S. dollar.

Based on our current level of operations and available cash, we believe our available cash, cash flows from operations, committed funding from bank and credit facilities will provide sufficient liquidity to fund our current obligations, projected working capital requirements and our operating requirements at least for the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our consolidated VIEs and their subsidiaries and, therefore, must provide for our own liquidity. We conduct a substantial majority of our operations in China through our PRC subsidiaries and our consolidated VIEs. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all.

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,				For the Three Months EndedMarch 31,
	2018	2019	2020		2020	2021
					(Unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in) generated from operating activities	(25,601)	40,167	664,910	101,902	99,810	193,370	29,514
Net cash used in investing activities	(1,052,317)	(3,520,639)	(2,769,269)	(424,409)	(354,661)	(654,399)	(99,881)

	For the Year Ended December 31,				For the Three Months EndedMarch 31,
	2018	2019	2020		2020	2021
					(Unaudited)
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash generated from financing activities	1,177,372	4,456,328	8,188,802	1,254,989	374,374	447,158	68,250
Exchange rate effect on cash, cash equivalents and restricted cash	19,891	(719)	(292,820)	(44,877)	2,753	19,124	2,919
Net increase in cash, cash equivalents, and restricted cash	119,345	975,137	5,791,623	887,605	122,276	5,253	802
Cash, cash equivalents and restricted cash at beginning of period	25,358	144,703	1,119,840	171,623	1,119,840	6,911,463	1,054,895
Cash, cash equivalents and restricted cash at end of period	144,703	1,119,840	6,911,463	1,059,228	1,242,116	6,916,716	1,055,697

Operating Activities

Net cash generated from operating activities was RMB193.4 million (US$29.5 million) for the three months ended March 31, 2021, primarily due to a net income of RMB58.2 million (US$8.9 million), adjusted for (i) depreciation and amortization of RMB138.6 million (US$21.2 million), primarily relating to our data center property and equipment; (ii) share-based compensation expenses of RMB41.0 million (US$6.3 million) mainly related to the share awards granted, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB45.7 million (US$7.0 million), (ii) an increase in value added taxes recoverable of RMB18.2 million (US$2.8 million, (iii) an increase in prepayments and other current assets of RMB27.9 million (US$4.3 million), (iv) an increase in accrued expenses and other current liabilities in RMB21.1 million (US$3.2 million), (v) an increase in operating lease liabilities of RMB18.1 million (US$2.8 million) and (vi) an increase in other non-current liabilities of RMB32.5 million (US$5.0 million).

Net cash generated from operating activities was RMB664.9 million (US$101.9 million) in 2020, primarily due to a net loss of RMB283.3 million (US$43.4 million), adjusted for (i) depreciation and amortization of RMB410.7 million (US$62.9 million), primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB349.8 million (US$53.6 million) mainly related to the share awards granted during the period, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in other non-current liabilities of RMB141.8 million (US$21.7 million), (ii) a decrease in amounts due from related parties of RMB88.9 million (US$13.6 million), and (iii) an increase in accrued expenses and other current liabilities of RMB69.1 million (US$10.6 million), partially offset by (i) an increase in accounts receivable of RMB121.9 million (US$18.7 million) due to increase of sales, and (ii) a decrease in amount due to related parties of RMB61.7 million (US$9.5 million); and (iii) an increase in prepayments and other current assets of RMB38.9 million (US$6.0 million).

Net cash generated from operating activities was RMB40.2 million for the year ended December 31, 2019, primarily due to a net loss of RMB169.7 million, adjusted for (i) depreciation and amortization of RMB242.4 million, primarily relating to our data center property and equipment and acquired customer relationships; (ii) share-based compensation expenses of RMB63.7 million mainly related to the share options granted in 2019, (iii) changes in fair value of financial instruments of RMB11.2 million, and (iv) changes in working capital. Adjustments for changes in working capital primarily consisted of (i) an increase in accounts receivable of RMB160.6 million due to increased sales from the growth of our business, and (ii) a decrease in amounts due to related parties of RMB32.6 million, partially offset by (i) an increase in accounts payable of RMB46.3 million due to an increase in purchases, and (ii) an increase in accrued expenses and other current liabilities of RMB30.0 million mainly due to an increase in professional service fees.

Net cash used in operating activities was RMB25.6 million for the year ended December 31, 2018, primarily due to a net loss of RMB138.2 million, adjusted for (i) depreciation and amortization of RMB88.6 million, primarily relating to our data center property and equipment and acquired client relationships; (ii) impairment of goodwill of RMB21.6 million in connection with our data center investment in Malaysia, and (iii) changes in working capital. Adjustments for changes in working capital primarily consisted of a decrease in accounts payable of RMB20.4 million due to increase in purchases, partially offset by a decrease in other current assets of RMB12.6 million, primarily due to a decrease in other receivables.

Investing Activities

Net cash used in investing activities was RMB654.4 million (US$99.9 million) for the three months ended March 31, 2021, primarily due to payments for purchases of property and equipment of RMB591.0 million (US$90.2 million) for our data center development.

Net cash used in investing activities was RMB2,769.3 million (US$424.4 million) for the year ended December 31, 2020, primarily due to payments for purchases of property and equipment and intangible assets of RMB2,424.6 million (US$371.6 million) for our data center development.

Net cash used in investing activities was RMB3,520.6 million for the year ended December 31, 2019, primarily due to cash paid for the combination (net of cash acquired) of RMB1,879.0 million, and payments for purchases of property and equipment of RMB1,611.5 million for our data center development.

Net cash used in investing activities was RMB1,052.3 million for the year ended December 31, 2018, primarily due to payments for purchases of property and equipment of RMB1,052.3 million for our data center development.

Financing Activities

Net cash generated from financing activities was RMB447.2 million (US$68.3 million) for the three months ended March 31, 2021, primarily due to proceeds from long-term bank loans of RMB419.9 million (US$64.1 million).

Net cash generated from financing activities was RMB8,188.8 million (US$1,255.0 million) for the year ended December 31, 2020, primarily due to net proceeds from our IPO and concurrent private placement of RMB4,871.8 million (US$746.6 million), proceeds from issuance of ordinary shares of RMB1,810.2 million (US$277.4 million), and proceeds from long-term bank loans of RMB1,743.3 million (US$267.2 million); partially offset by repayment of long-term bank loans of RMB224.9 million (US$34.5 million).

Net cash generated from financing activities was RMB4,456.3 million for the year ended December 31, 2019, primarily due to (i) proceeds from long-term bank loans of RMB2,408.5 million, (ii) capital contribution from shareholders of RMB2,274.1 million, and (iii) contribution from non-controlling interests of a subsidiary of RMB300.0 million, partially offset by repayment of long-term bank loans of RMB461.3 million.

Net cash generated from financing activities was RMB1,177.4 million for the year ended December 31, 2018, primarily due to (i) capital contribution from shareholders of RMB866.3 million, and (ii) proceeds from long-term bank loans of RMB407.2 million, partially offset by the principal portion of lease payments of RMB75.9 million.

Capital Expenditures

We had capital expenditures of RMB1,052.3 million, RMB1,641.8 million, RMB2,712.3 million (US$415.7 million) and RMB654.4 million (US99.9 million) for the years ended December 31, 2018, 2019, 2020 and for the three months ended March 31, 2021. Our capital expenditures were primarily for the purchase of property and equipment as well as land use rights. Our capital expenditures have been primarily funded by net cash provided by financing activities. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Capital expenditure commitments

We have capital expenditure commitments of RMB859.9 million (US$131.2 million) for the purchases of certain data center equipment and construction in progress as of March 31, 2021, which are scheduled to be paid within one to two years.

Off-Balance Sheet Commitments and Arrangements

Other than the obligations set forth in the table above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Effective January 1, 2017, we elected to adopt the requirements of ASC 606, Revenue from Contracts with Customers (“ASC 606”) using the full retrospective method. We apply the five step model outlined in ASC 606 and account for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Revenue is allocated to each performance obligation based on its standalone selling price. We generally determine standalone selling prices based on observable prices. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price based on multiple factors, including, but not limited to, gross margin objectives, internal costs, and industry technology lifecycles. Timing of revenue recognition is generally the same as the timing of invoicing to customers. Contract assets and contract liabilities were nil as of December 31, 2018, 2019 and 2020. Using the practical expedient in ASC 606, we do not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less. We also elected to exclude sales taxes and other similar taxes from the measurement of the transaction price, and accordingly, recognized revenues net of value added taxes (“VAT”) and surcharges.

Colocation Services

We provide integrated IDC colocation services including utilities, hosting, cooling, operating and maintaining (collectively, “colocation resources”) our customers’ servers and equipment in our buildings in the PRC. The nature of our performance obligation is a single performance obligation to stand ready to provide a series of distinct IDC colocation services daily throughout the fixed contract period. We are a lessor in some of our IDC colocation service arrangements and the lease component qualifies as an operating lease. Under Accounting Standard Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”), these contracts qualify for a practical expedient available to lessors to combine the lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. We applied this practical expedient and have accounted for the combined component under ASC 606 because the non-lease components are predominant.

For wholesale and retail data center contracts, our efforts or inputs are expended evenly throughout the performance period that typically ranges from one to ten years, hence, we recognize revenue over time using a time-based measure, on a straight-line basis. The remaining hyperscale data center contracts include a contractual minimum resulting in a portion of the consideration being fixed (“Fixed Consideration”). Our efforts or inputs are not expended evenly throughout the performance period, which is generally ten years for such contracts. The Fixed Consideration is included in the transaction price for the entire contract period, and recognized as revenue based on cumulative utilization of capacity from contract inception through the end of the reporting period. The variable consideration for each month is allocated to the distinct colocation services for the particular month in accordance with ASC 606-10-32-40 because the variable consideration relates to our efforts to satisfy the collocation services for that month and reflects the value of our colocation services delivered to the customer. Therefore, we use monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the uncertainty related to the transaction price is resolved based on the utilization records because the variable consideration specifically relates to the transfer of the distinct services during that month.

Colocation Rental

We rent out hyperscale data center space to customers in Malaysia. We applied the practical expedient to account for lease and non-lease components associated with the lease as a single lease component under ASC 842 as the lease component is predominant. Colocation rental revenue is recognized on a straight-line basis over the lease term.

Others

Others mainly includes fiber optic cable and other fitting services provided at the customers’ request. We use construction progress reports, an output measure, to recognize revenue over time provided all revenue recognition criteria have been met, as it most faithfully depicts our performance toward complete satisfaction of the performance obligation.

Leases

In February 2016, ASC 842 was issued to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities in our consolidated balance sheets. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under ASC 842, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. We elected to early adopt ASC 842 effective January 1, 2017 concurrent with the adoption of ASC 606 using the modified retrospective approach and applied the transition method at the beginning of the year of adoption.

We determine if an arrangement is a lease at inception. The lease agreements include both lease and non-lease components, which we availed ourselves of the practical expedient for lessees and lessors and elected an accounting policy by class of underlying asset to combine lease and non-lease components and account for the combined component in accordance with the accounting treatment for the predominant component. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-10-25. Our leases do not contain any material residual value guarantees or material restrictive covenants.

Lessee Accounting

We recognize ROU assets and liabilities on the lease commencement date based on the present value of lease payments over the lease term. As the rate implicit in our leases is not typically readily available, we use an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which we could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. The ROU assets also include any lease payments made, net of lease incentives. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that we will exercise that option. Leases with an initial lease term of 12 months or less are not recorded in our consolidated balance sheets.

We have lease agreements with lease and non-lease components, which are accounted for as a single lease component based on our policy election to combine lease and non-lease components for our leases. Variable lease payments not dependent on an index or rate are excluded from the ROU asset and lease liability calculations and are recognized in expense in the period which the obligation for those payments is incurred. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. A finance lease ROU asset is depreciated on a straight-line basis over the lesser of the useful life of the leased asset or the lease term. Interest on each finance lease liability is determined as the amount that results in a constant periodic discount rate on the remaining balance of the liability.

Lessor Accounting

Our lessor portfolio consists of only operating leases for the periods presented. Our policy election is to combine lease and non-lease components, by underlying class of asset, and account for them as one component if they have the same timing and pattern of transfer. The combined component is accounted for in accordance with ASC 842 if the lease component is predominant, and in accordance with ASC 606 if the non-lease component is predominant.

Consolidation of Affiliated Entities

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our PRC subsidiaries and the VIEs. The equity interests of our VIEs are legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIEs through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIEs. Through the contractual agreements, the shareholders of our VIEs effectively assigned all of their voting rights underlying their equity interests in our VIEs to the WFOE, who immediately assigned the voting rights underlying their equity interests in the VIEs to Stack Midco Limited, which is our wholly-owned subsidiary. Therefore, we have the power to direct the activities of our VIEs that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all the profits or losses of our VIEs that potentially could be significant to our VIEs. Based on the above, we consolidate the VIEs in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider the primary beneficiary of our affiliated entities as facts and circumstances change.

Impairment of Long Lived Assets other than goodwill

We evaluate our long lived assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, we evaluate the recoverability of long lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Goodwill

In accordance with ASC 350, Intangibles — Goodwill and Other (“ASC 350”), we assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We determined that there are two reporting units as of December 31, 2019 and 2020. Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In accordance to ASU No. 2011-08, Intangibles — Goodwill and Other (“ASU 2011-08”), we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. We have early adopted ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), pursuant to which we will apply a quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Business Combinations

We account for our business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations. The purchase method accounting requires that the consideration transferred be allocated to the assets, including separately identifiable assets and liabilities acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Acquisitions that do not meet the accounting definition of a business combination are accounted for as asset acquisitions. For transactions determined to be asset acquisitions, we allocate the total cost of the acquisition, including transaction costs, to the assets acquired based on their relative fair values.

Income Taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in our consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, we recognize in our consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in our consolidated financial statements is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based Compensation

We apply ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for our share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. For equity awards, the related share-based compensation is recognized in the consolidated financial statements based on their grant date fair value, while liability awards are remeasured at each reporting date until settlement. All of our share-based awards are to employees only, with the assistance of an independent appraiser determined the fair value of the share-based awards granted to employees. We use the accelerated method for all awards granted with graded vesting, and accounts for forfeitures as they occur.

A change in any of the terms or conditions of the awards is accounted for as a modification of the award. Cancellation of the awards accompanied by the concurrent grant of a replacement award is also accounted for as a modification of the terms of the cancelled awards. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period the modification occurs. For unvested awards, we recognize over the remaining requisite service period and upon the satisfaction of performance condition, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Group recognizes is the cost of the original award.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We have started implementing a number of measures to address this material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through periodic training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iii) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, (iv) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures, and (v) engaged an external consulting firm to assist us in assessing Sarbanes-Oxley compliance readiness and improve overall internal controls.

Because such remediation measures were not fully implemented, management concluded that the material weakness still existed as of December 31, 2020. We expect to complete the measures discussed above by the end of 2021 and will continue to implement measures to remediate our material weakness in order to meet the deadline for management to report on internal controls as required by Section 404 (a) of the Sarbanes Oxley Act.

Holding Company Structure

We are a holding company with no material operations of its own. We conduct our China business primarily through our subsidiaries and our consolidated VIEs. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. We expect that the amounts of such service fees will increase in the foreseeable future as our China business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our subsidiaries and consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our PRC subsidiaries and consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of our PRC subsidiaries and consolidated VIEs.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and consolidated VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our consolidated VIEs either through entrustment loans from our PRC subsidiaries or direct loans to such consolidated VIEs’ nominee shareholders, which would be contributed to the consolidated variable entity as capital injections.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Concentration of Credit Risk

Assets that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, contingent receivable and amounts due from related parties. We expect that there is no significant credit risk associated with cash and cash equivalents and restricted cash, which were held by reputable financial institutions in the jurisdictions where we are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality. The risk with respect to the contingent receivable is mitigated by the ongoing assessment of the counterparty’s credit quality by reference to the counterparty’s default history. Accounts receivable and amounts due from related parties are typically unsecured and are derived from revenues earned from customers. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. As of December 31, 2018, 2019, 2020 and March 31, 2021, we had two, one, one and one clients each with a receivable balance exceeding 10% of the total accounts receivable balance. The risk with respect to accounts receivable is mitigated by credit evaluations we perform on our clients and our ongoing monitoring process of outstanding balances.

Business, Customer, Political, Social and Economic Risks

We participate in a dynamic and competitive high technology industry and believe that changes in any of the following areas could have a material adverse effect on our future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to existing competitors; and new trends in new technologies and industry standards; control of telecommunication infrastructures by local regulators and industry standards; changes in certain strategic relationships or client relationships; regulatory considerations; and risks associated with our ability to attract and retain employees necessary to support its growth. Our operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

In 2018, our top two clients accounted for 32.8% and 21.8% of our total revenues, respectively. In 2019, our top two clients accounted for 68.2% and 11.1% of our total revenues, respectively. In 2020, our top client accounted for 81.7% of our total revenues. For the three months ended March 31, 2021, our top client accounted for 82.2% of our total revenues.

Interest Rate Risk

We are exposed to interest rate risk on our interest-bearing liabilities. As of March 31, 2021, a hypothetical 1% increase or decrease in annual interest rates of RMB-denominated borrowings, US-denominated borrowings and MYR-denominated borrowings, in aggregate, would increase or decrease total interest expense by approximately RMB11.1 million (US$1.7 million).

Currency Convertibility Risk

We transact a majority of our business in Renminbi, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that Renminbi may be readily convertible into the U.S. dollar or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of Renminbi is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

Foreign Currency Exchange Rate Risk

From July 21, 2005, Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For Renminbi against the U.S. dollar, there was depreciation of approximately 5.5%, 1.3% and appreciation of approximately 6.3% for the year ended December 31, 2018, 2019 and 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert the U.S. dollar into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into the U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

Disclaimers

The information contained in this document constitutes only a portion of the information being made available to prospective investors and is intended to be considered in the context of Chindata Group Holdings Limited (the “Company” or “Chindata Group”)’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company may make, by press release or otherwise, from time to time. Such information does not represent a comprehensive statement of the financial results for the Company. Accordingly, investors and stockholders should not place undue reliance on such financial information. The Company disclaims any intention or obligation to update or revise any such information as a result of developments occurring after the date hereof, except as required by law.

The information contained herein does not constitute an offer to sell, or the solicitation of an offer to buy, any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

None of the information contained herein shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Presentation of Non-GAAP Information

The information contained herein includes financial measures of the Company that are not calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information that enhances management’s, investors’ and prospective lenders’ ability to evaluate the Company’s operating results and ability to repay its obligations.

These non-GAAP financial measures are not intended to be used in isolation and should not be considered a substitute for any other performance measure determined in accordance with GAAP. Investors and potential investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool, including that other companies may calculate similar non-GAAP financial measures differently than as defined in the attached materials, limiting their usefulness as a comparative tool. Investors and potential investors are encouraged to review the reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures contained herein.

Safe Harbor for Forward-Looking Statements

This document contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Ms. Joy Zhang

Zhuo.zhang@chindatagroup.com

Ms. Xiaolin Zhao

xiaolin.zhao@chindatagroup.com

Chindata IR Team

ir@chindatagroup.com